EXHIBIT TO ITEM 77M

MERGERS

Touchstone Strategic Trust

    On November 21, 2013 the Board of Trustees of Touchstone Strategic Trust approved the Agreement and Plan of Reorganization (the 'Plan') between the Touchstone Mid Cap Value Opportunities Fund, a series of Touchstone Strategic Trust, and the Touchstone Mid Cap Value Fund, a series of Touchstone Funds Group Trust, whereby the Touchstone Mid Cap Value Opportunities Fund would transfer to the Touchstone Mid Cap Value Fund all of its assets, subject to all of its liabilities, in exchange for shares of the Touchstone Mid Cap Value Fund.

      Circumstances and details of the reorganization are described and incorporated by reference to Form N-14 filed with the Securities and Exchange Commission ("SEC") via Edgar on
January 10, 2014 (Accession No.: 0001104659-14-001714).